Exhibit 99.2

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

INDEPENDENT AUDITOR'S REPORT

To the management
National Methanol Company (Ibn Sina)
Al-Jubail, Saudi Arabia

We have audited the accompanying financial statements of National Methanol Company (Ibn Sina), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, cash flows, and partners' equity for the three years ended December 31, 2016, 2015 and 2014, and the related notes to the financial statements, which, as described in Note 2 to the financial statements, have been prepared on the basis of accounting principles generally accepted in the Kingdom of Saudi Arabia.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Kingdom of Saudi Arabia; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Unqualified Audit Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Methanol Company (Ibn Sina) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the three years ended December 31, 2016, 2015 and 2014, in accordance with accounting principles generally accepted in the Kingdom of Saudi Arabia.

Emphasis of Matter

As discussed in Note 2 to the accompanying financial statements, National Methanol Company (Ibn Sina) prepares its financial statements in accordance with accounting principles generally accepted in the Kingdom of Saudi Arabia, which differs from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements. Our opinion is not modified with respect to this matter.

For BDO Dr. Mohamed Al-Amri & Co.

/s/ Gihad M. Al-Amri
Certified Public Accountant
License No. 362

Dammam. Saudi Arabia
February 10, 2017

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

BALANCE SHEET
AS OF DECEMBER 31, 2016 AND 2015

		2016	2015
	Notes	SR 000	SR 000
ASSETS
Current assets
Cash and cash equivalents	3	289,498	120,061
Receivable from related parties	18	268,086	230,763
Inventories	4	98,918	110,156
Other receivables and prepayments	5	95,911	89,001
Total current assets		752,413	549,981
Noncurrent assets
Property, plant and equipment	6	2,583,528	2,211,411
Intangible assets	7	10,393	12,045
Other noncurrent assets	8	23,168	16,809
Total noncurrent assets		2,617,089	2,240,265
Total assets		3,369,502	2,790,246
LIABILITIES AND PARTNERS' EQUITY
Current liabilities
Current maturities of long-term loans	12	189,702	—
Accounts payable	10	147,985	112,902
Accrued and other current liabilities	11	273,959	473,112
Total current liabilities		611,646	586,014
Noncurrent liabilities
Long-term loans	12	1,232,382	1,010,608
Other noncurrent liabilities	13	128,568	133,568
Total noncurrent liabilities		1,360,950	1,144,176
Total liabilities		1,972,596	1,730,190
Partners' equity
Share capital	1	558,000	558,000
Statutory reserve	14	279,000	279,000
Retained earnings		559,906	223,056
Total partners' equity		1,396,906	1,060,056
Total liabilities and partners' equity		3,369,502	2,790,246

Contingencies and commitments	15

The accompanying notes from 1 to 24 form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

		2016	2015	2014
	Notes	SR 000	SR 000	SR 000
Sales	18	2,179,776	2,861,661	4,752,320
Cost of sales	18	(1,369,337)	(1,428,905)	(2,511,561)
Gross profit		810,439	1,432,756	2,240,759
General and administrative expenses	17, 18	(21,167)	(20,694)	(25,087)
Distribution expenses		(10,440)	(9,028)	(10,188)
Operating income		778,832	1,403,034	2,205,484
Financial charges		(5)	(13)	(22)
Other income, net		6,991	11,437	9,757
Net income		785,818	1,414,458	2,215,219

The accompanying notes from 1 to 24 form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	SR 000	SR 000	SR 000
Operating Activities
Net income	785,818	1,414,458	2,215,219
Adjustments for:
Provision for obsolete inventories	2,354	—	6,926
Depreciation	106,088	100,930	120,950
Loss on write-off of property, plant and equipment	—	—	54
Amortization of intangible assets	4,277	1,801	2,034
Amortization of transaction costs	1,227	1,148	861
Charge for end-of-service indemnities	13,078	14,769	16,913
Changes in operating assets and liabilities:
Receivable from related parties	(37,323)	239,757	112,700
Inventories	8,883	(32,348)	131,606
Other receivables and prepayments	(5,024)	(17,792)	6,338
Accounts payable	35,083	(50,639)	101,387
Accrued and other current liabilities	(180,440)	13,139	(88,954)
Other long-term liabilities	1,150	(1,408)	(223)
End-of-service indemnities paid	(19,227)	(7,485)	(7,574)
Zakat and income tax paid	(99,833)	(224,025)	(205,465)
Net cash generated from operating activities	616,111	1,452,305	2,412,772
Investing Activities
Additions to property, plant and equipment, net	(478,205)	(800,424)	(588,603)
Additions to intangible assets	(2,625)	(7,541)	—
Other noncurrent assets	(6,359)	3,803	2,310
Net cash used in investing activities	(487,189)	(804,162)	(586,293)
Financing Activities
Long-term loan net of transaction cost	410,250	853,250	155,349
Dividends paid net of zakat and income tax	(369,735)	(1,495,557)	(1,969,755)
Net cash generated from/(used in) financing activities	40,515	(642,307)	(1,814,406)
Net increase/(decrease) in cash and cash equivalents	169,437	5,836	12,073
Cash and cash equivalents, January 1	120,061	114,225	102,152
Cash and cash equivalents, December 31	289,498	120,061	114,225

The accompanying notes from 1 to 24 form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENT OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

		Saudi Basic Industries Corporation	CTE Petrochemicals Company	Total
	Notes	SR 000	SR 000	SR 000
Share capital
December 31, 2016, 2015 and 2014	1	279,000	279,000	558,000
Statutory reserve
December 31, 2016, 2015 and 2014	14	139,500	139,500	279,000
Retained earnings
January 1, 2014		232,590	239,553	472,143
Net income for the year		1,107,610	1,107,609	2,215,219
Zakat and income tax for the year	16	(29,087)	(223,183)	(252,270)
Amounts withheld from partner towards income tax paid in advance		—	158,509	158,509
Dividends related to the year 2013, net of zakat and income tax		(231,401)	(239,661)	(471,062)
Dividends related to the year 2014 - gross		(828,601)	(828,601)	(1,657,202)
December 31, 2014		251,111	214,226	465,337
Net income for the year		707,229	707,229	1,414,458
Zakat and income tax for the year	16	(18,666)	(142,516)	(161,182)
Amounts withheld from partner towards income tax paid in advance		—	131,647	131,647
Dividends related to the year 2014, net of zakat and income tax		(251,253)	(214,387)	(465,640)
Dividends related to the year 2015 - gross		(580,782)	(580,782)	(1,161,564)
December 31, 2015		107,639	115,417	223,056
Net income for the year		392,909	392,909	785,818
Zakat and income tax for the year	16	(1,940)	(77,293)	(79,233)
Amounts withheld from partner towards income tax paid in advance		—	57,782	57,782
Dividends related to the year 2015, net of zakat and income tax		(115,591)	(118,015)	(233,606)
Dividends related to the current year - gross		(96,956)	(96,955)	(193,911)
December 31, 2016		286,061	273,845	559,906
Total partners' equity
December 31, 2016		704,561	692,345	1,396,906
December 31, 2015		526,139	533,917	1,060,056
December 31, 2014		669,611	632,726	1,302,337

The accompanying notes from 1 to 24 form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

1. Organization and Activities
National Methanol Company ("Ibn Sina") ("the Company") is a Saudi limited liability company registered under Commercial Registration No. 2055000779 dated 19 Rajab 1401H (May 23, 1981).
The Company is owned equally by Saudi Basic Industries Corporation ("SABIC"), a Saudi Arabian joint stock company and CTE Petrochemicals Company ("CTE"), a partnership registered in Cayman Islands, British West Indies. CTE is equally owned by Elwood Insurance Ltd., a Bermuda Corporation and Texas Eastern Arabian Ltd., a Bermuda Corporation (collectively "the Partners").
The authorized share capital of the Company is SR 742 million divided into 7,420 units of SR 100,000 each. The paid up capital at December 31, 2016 and 2015 was SR 558 million comprised of 5,580 units of SR 100,000 each.
The Company's principal business activity is to operate a petrochemical complex at Al-Jubail Industrial City which produces Methanol and Methyl Tertiary Butyl Ether ("MTBE"). The Company's Methanol and MTBE plants commenced commercial operations on November 1, 1984 and July 1, 1994, respectively. SABIC distributes and markets the Company's products.
During 2010, the partners agreed to expand the Company's activities by establishing a plant for the manufacturing of polyoxymethylene ("POM").
The Company's registered office is in Al-Jubail Industrial City in the Kingdom of Saudi Arabia.
2. Summary of Significant Accounting Policies
Basis of Preparation
The accompanying financial statements have been prepared in compliance with the accounting standards issued by the Saudi Organization for Certified Public Accountants ("SOCPA"). The following is a summary of significant accounting policies applied by the Company:
Accounting Convention
The financial statements are prepared under the historical cost convention.
Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting standards requires the use of estimates and judgments which might affect the valuation of recorded assets, liabilities and disclosure of contingencies in the notes to the financial statements at the balance sheet date and the reported amounts of revenues and expenses during the year. Although these estimates are prepared using the most reliable information available to management at the time of issuing the financial statements, however actual results may differ from these estimates.

Accounting estimates are recognized in the year in which the estimates are revised if the revision affects that year, or in the year of revision and future years, if the revision affects both the current and future years. The significant areas of estimated uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are as follows:
- Estimated useful lives of and residual value of property, plant and equipment;
- Provision for doubtful debts;
- Provision and accruals.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Accounts Receivable
Accounts receivable are stated at the original invoice amount less an allowance for any uncollectible amounts. Adjustments are recorded as they become known to the Company. An estimate for doubtful debts is made when the collection of the accounts receivable amount is considered doubtful. Bad debts are written off as incurred.
Inventories
Finished goods and chemicals are stated at the lower of cost or net realizable value. Cost of finished goods, chemicals, spare parts and supplies is determined on a weighted average cost basis. Inventories of finished goods include cost of materials, labor and an appropriate portion of direct overheads.
Inventory items that are considered as essential to ensure continuous plant operations are treated as capital spare parts and are classified as plant and equipment and are depreciated using the depreciation rate relevant to the corresponding plant and equipment.
Property, Plant and Equipment
Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment loss except for construction in progress which is stated at cost. Expenditure on maintenance and repairs is expensed, while expenditure for improvements is capitalized. Depreciation is provided over the estimated useful lives of the applicable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. The estimated years of depreciation of the principal classes of assets are as follows:

Years
Buildings	33
Plant and equipment	5-20
Catalyst	1-6
Furniture, fixtures and vehicles	4-10
Costs, which are directly attributable to turnarounds and major inspections and eligible for capitalization, are recognized under Property, Plant and Equipment. Such costs once capitalized are depreciated over the period to the occurrence of next such turnaround or major inspection.
The cost incurred for utilities facilities sharing agreement, which is included under POM project under construction, is stated at cost less the share of SABIC and its affiliate (collectively "the parties") in the project. Initially, the total cost incurred for the utilities facilities sharing agreement is recorded by the Company and the share received from the parties is reduced from the total cost incurred.
Shared Power Project Under Construction
The shared power project under construction is stated at cost less the share of SABIC and its affiliates (collectively "the parties") in the project. Initially, the total cost incurred for the shared power project is recorded by the Company and the share received from the parties is reduced from the total cost incurred.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Intangible Assets
Intangible assets anticipated to provide identifiable future benefits are classified as noncurrent assets, and are amortized using the straight-line method over their estimated useful lives. Such intangibles assets and their expected amortization periods are as follows:

•	Software Development Costs
Software development costs are deferred and amortized using the straight-line method over a period of five years.

•	Shared Services Organization ("SSO") Costs
Company's share in SSO's capital expenditure is deferred and amortized using the straight-line method over a period of five years.
Impairment
At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.
Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.
Production Advances
Amounts received from affiliates in respect of capital advances to finance tangible assets of the Company are included under noncurrent liabilities and are amortized over the estimated useful lives of the related assets using the straight-line method.
Employees' Home Ownership Program
The Company has a home ownership program that offers eligible Saudi employees home ownership opportunities.
Unsold housing units constructed for eventual sale to eligible employees are included under property, plant and equipment and depreciated over 33 years.
When the houses are allocated to the employees, the cost of houses constructed and sold to the employees under the program is transferred from property, plant and equipment to other noncurrent assets. Down payments and installments of purchase price received from employees are adjusted against the other noncurrent assets.
The cost of the houses and the related purchase price is removed from other noncurrent assets when the title to the houses is transferred to the employees, at which time, no significant gain or loss is expected to result to the Company.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Employees' Saving Plan
The Company maintains an employee saving plan. The contributions from the participants are deposited in a separate bank account and provision is established for the Company's contribution.
Zakat and Income Tax
The Company is subject to the Regulations of the General Authority of Zakat and Tax ("GAZT") in the Kingdom of Saudi Arabia. Zakat and income tax are provided on an accruals basis and charged to retained earnings. The zakat charge is computed at 2.5% on the zakat base or adjusted net income, whichever is higher. Income tax is computed at 20% of adjusted net income. Any difference in the estimate is recorded when the final assessment is approved, at which time the provision is cleared.
As per the requirements of the standard issued by the Saudi Organization for Certified Public Accountants, zakat and income tax provisions for mixed companies are presented as a separate item in the statement of partners' equity. Any amount withheld or recovered from partners towards zakat and income tax is added back to the partners' equity.
End-of-Service Indemnities
End-of-service indemnities, required by the Saudi Arabian labor law, are provided in the financial statements based on the employees' length of service.
Long-Term Loans and Borrowing Cost
Long-term loan is recognized at the proceeds received net of transaction costs. Transaction costs are amortized over the period of the loan. Finance costs (including amortization of transaction costs) that are directly attributable to the acquisitions or construction of qualifying assets are capitalized as part of those assets. Other finance costs are charged to the income statement.
Dividends
Dividends are recognised as a liability at the time of their approval by the Board of Directors. Interim dividends are recorded as and when approved by the Board of Directors.
Revenue Recognition
Product sales are made to SABIC ("the Marketer"). Upon delivery of products to the Marketer, sales are recorded at provisional selling prices net of marketing expenses paid directly by the Marketer. These selling prices are later adjusted based upon actual selling prices received by the Marketer from third parties. Adjustments are recorded as they become known to the Company.
By-Product Sales
Sales of by-products are credited to cost of sales.
Cost of Sales, Distribution, General and Administrative Expenses
Production costs and direct expenses are classified as cost of sales. Distribution expenses principally comprise of costs incurred in the distribution and sale of the Company's products / services. All other expenses are classified as general and administrative expenses.
General and administrative expenses include indirect costs not specifically part of production costs as required under the accounting standards issued by SOCPA. Allocations between general and administrative expenses and cost of sales, when required, are made on a consistent basis.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Technology and Innovation
Technology and innovation costs are expensed when incurred.
Leasing
Leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the operating lease.
Foreign Currency Translation
Foreign currency transactions are translated into Saudi Riyals at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Saudi Riyals at the exchange rates prevailing at that date. Gains and losses from settlement and translation of foreign currency transactions are included in Other income, net.
3. Cash and Cash Equivalents
Cash and cash equivalents include cash, demand deposits, and fixed term deposits with maturities of three months or less from the date of acquisitions. At December 31, 2016 and 2015, cash and cash equivalents are as follows:

	2016	2015
	SR 000	SR 000
Cash and bank balances	68,248	120,061
Time deposits	221,250	—
	289,498	120,061
Cash and bank balances at December 31, 2016 include employees saving plan deposits held in a separate bank account of SR 6.4 million (2015: SR 6.2 million), which are not available to the Company.
4. Inventories

	2016	2015
	SR 000	SR 000
Finished goods	63,382	68,832
Raw materials	1,754	1,525
Spare parts and supplies	29,420	36,863
Goods in transit	4,362	2,936
	98,918	110,156
Inventories at December 31, 2016 are shown net of allowance for obsolescence of SR 21.9 million (2015: SR 19.6 million). The spare parts inventory primarily relates to plant and machinery and, accordingly, this inventory is expected to be utilized over a period exceeding one year.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

5. Other Receivables and Prepayments

	2016	2015
	SR 000	SR 000
Advances to related parties (note 18)	62,184	36,051
Prepayments	26,364	20,577
Income tax refundable	1,886	—
Others	5,477	32,373
	95,911	89,001

6. Property, Plant and Equipment
2016

	Buildings	Plant and equipment	Catalyst	Furniture, fixtures and vehicles	Construction in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2016	316,955	2,893,213	234,881	97,860	1,681,873	5,224,782
Additions	1,683	108,728	3,893	—	373,392	487,696
Transfers	1,293	12,410	38,257	—	(61,451)	(9,491)
December 31, 2016	319,931	3,014,351	277,031	97,860	1,993,814	5,702,987
Accumulated Depreciation
January 1, 2016	261,191	2,499,309	167,034	85,837	—	3,013,371
Charge for year	9,058	75,940	18,776	2,314	—	106,088
December 31, 2016	270,249	2,575,249	185,810	88,151	—	3,119,459
Net book value
December 31, 2016	49,682	439,102	91,221	9,709	1,993,814	2,583,528

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

2015

	Buildings	Plant and equipment	Catalyst	Furniture, fixtures and vehicles	Construction in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2015	316,329	2,801,547	234,845	90,905	991,226	4,434,852
Additions	626	30,510	—	2,440	766,995	800,571
Transfers	—	61,156	36	4,755	(76,348)	(10,401)
Disposals	—	—	—	(240)	—	(240)
December 31, 2015	316,955	2,893,213	234,881	97,860	1,681,873	5,224,782
Accumulated Depreciation
January 1, 2015	252,179	2,415,687	161,393	83,277	—	2,912,536
Charge for year	9,012	83,622	5,641	2,655	—	100,930
Disposals	—	—	—	(95)	—	(95)
December 31, 2015	261,191	2,499,309	167,034	85,837	—	3,013,371
Net book value
December 31, 2015	55,764	393,904	67,847	12,023	1,681,873	2,211,411
The Company has renewed its industrial land lease agreement with the Royal Commission for Jubail and Yanbu for a period of 10 years commencing from 1 Jumada 'I, 1432H (April 5, 2011).
During 2014, the Company entered into a sub-lease agreement with a related party to sub-lease portion of Company's industrial land.
At December 31, 2016 and 2015, construction in progress mainly represents costs incurred and advances paid in respect of catalyst, housing units under construction, POM and the shared power project.
POM Project Under Construction
The POM project under construction at December 31, 2016 amounted to SR 1,778.7 million (2015: SR 1,528.8 million). This comprises of costs incurred by the Company for the construction of the POM plant and related facilities at Jubail Industrial City, Kingdom of Saudi Arabia. The POM project costs at December 31, 2016 and 2015, comprise of construction costs under various agreements and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in a manner intended by the management. Directly attributable costs mainly include employee benefits, licensing fees, financing costs and engineering costs.
The POM project under construction includes financing costs capitalized amounted to SR 40.3 million (2015: SR 14.1 million). Financing costs capitalized includes SR 1.2 million (2015: SR 2 million) for amortization of transaction costs.
The POM project is expected to be completed in 2017.
During 2013, the Company entered into an agreement for utilities facilities sharing with SABIC and its affiliate. The cost incurred for these shared utilities facilities are included under POM project under construction and are presented net of SABIC and its affiliate related share which amounted to SR 326.2 million as of December 31, 2016 (2015: SR 295.5 million).

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Shared Power Project Under Construction
During 2013, the Company entered into an agreement for EPC phase of the shared power project, with SABIC and its affiliates. The shared power project costs at December 31, 2016 and 2015 comprise of construction cost, Saudi Electricity Company fees and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in a manner intended by the management. Directly attributable costs mainly include employee benefits and engineering costs.
The total cost incurred, provisional share of the parties, share of the POM project, and cost attributable to existing Methanol and MTBE plants recorded in construction in progress are as follows:

	2016	2015
	SR 000	SR 000
	(cumulative)	(cumulative)
Total cost incurred for the shared power project	473,095	466,519
Less: provisional share of the parties	(361,230)	(356,366)
Total cost attributable to the Company	111,865	110,153

Share attributable to the POM project under construction	76,901	75,869

Share attributable to existing Methanol and MTBE plants	34,964	34,284
7. Intangible Assets
2016

	Software development costs	SSO costs	Total
	SR 000	SR 000	SR 000
Cost
January 1, 2016	18,963	16,586	35,549
Additions	—	2,625	2,625
December 31, 2016	18,963	19,211	38,174
Accumulated Amortization
January 1, 2016	18,963	4,541	23,504
Charge for the year	—	4,277	4,277
December 31, 2016	18,963	8,818	27,781
Net book value
December 31, 2016	—	10,393	10,393

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

2015

	Software development costs	SSO costs	Total
	SR 000	SR 000	SR 000
Cost
January 1, 2015	18,963	9,045	28,008
Additions	—	7,541	7,541
December 31, 2015	18,963	16,586	35,549
Accumulated Amortization
January 1, 2015	18,952	2,751	21,703
Charge for the year	11	1,790	1,801
December 31, 2015	18,963	4,541	23,504
Net book value
December 31, 2015	—	12,045	12,045

8. Other Noncurrent Assets

	2016	2015
	SR 000	SR 000
Employee home ownership receivables	20,660	14,870
Employee furniture loan	2,508	1,939
	23,168	16,809
9. Short Term Bank Facilities
The Company has bank facilities amounting to SR 187.5 million from a local commercial bank for overdraft, short-term loans, letters of credit, guarantees etc. and bearing interest at commercial rates. The amount utilized for issuing bank guarantees at December 31, 2016 amounted to SR 2 million (2015: SR 2 million).
10. Accounts Payable

	2016	2015
	SR 000	SR 000
Trade accounts payable	105,458	75,843
Due to related parties (note 18)	42,527	37,059
	147,985	112,902

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

11. Accrued and Other Current Liabilities

	2016	2015
	SR 000	SR 000
Suppliers' accruals	179,953	409,193
Related parties accruals (note 18)	56,587	9,593
Employees related accruals	14,520	15,543
Zakat and income tax (note 16)	9,751	28,465
Withholding tax	—	7,815
Others	13,148	2,503
	273,959	473,112
12. Long-Term Loans
During 2014, the Company entered into long-term loan agreements denominated in Saudi Riyals and US dollars, to finance POM plant expansion project. The financing cost for these loans are based on prevailing market rates plus fixed premium. The total facility amounts to SR 1,595 million, out of which SR 1,422 million were utilized at December 31, 2016 (2015: SR 1,011 million). The repayment of principal amount of loans will start in 2017. The covenant of these loan agreements requires one of the Company's Partners to maintain certain ownership percentage in the Company for the duration of the agreements and certain other requirements.
13. Other Noncurrent Liabilities

	2016	2015
	SR 000	SR 000
End-of-service indemnities	114,150	120,299
Employees' saving plan (note 20)	11,245	9,468
Other deferred credits	3,173	3,801
	128,568	133,568
The movement in end-of-service indemnities provision is as follows:

	2016	2015
	SR 000	SR 000
January 1	120,299	113,015
Charge for the year	13,078	14,769
Utilization of provision	(19,227)	(7,485)
December 31	114,150	120,299
Other deferred credits represent capital advances received from two affiliated companies for their share of the capital cost of a commonly used Truck Loading Facility which is owned and managed by the Company. These advances are being amortized to income over a period of twenty years, which approximates the period over which the related assets are depreciated by the Company.
14. Statutory Reserve
As required by the Memorandum of Association of the Company, 10% of the annual net income must be transferred to the statutory reserve until this reserve equals 50% of the paid up capital. However, as per the Saudi Arabia Regulations for Companies, the said requirement of 50% is now reduced to 30%. The reserve is not available for distribution.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

15. Contingencies and Capital Commitments
The Company was contingently liable for guarantees issued by a bank on behalf of the Company in the normal course of business amounting to SR 2 million at December 31, 2016 (2015: SR 2 million).
At December 31, the Company had following capital commitments:

	2016	2015
	SR 000	SR 000
Commitments for acquisition of property, plant and equipment	287,653	308,692
At December 31, the Company had following operating lease commitments:

	2016	2015
	SR 000	SR 000
Not later than one year	12,043	9,124
Later than one year and not later than five years	44,993	40,295
	57,036	49,419
16. Zakat and Income Tax
The principal elements of the zakat base are as follows:

	2016	2015	2014
	SR 000	SR 000	SR 000
Noncurrent assets	2,617,089	2,240,265	1,538,833
Spare parts and supplies	29,420	36,863	32,487
Noncurrent liabilities	1,360,950	1,144,176	283,901
Opening partners' equity	1,060,056	1,302,337	1,309,143
Dividends paid	369,734	1,495,557	1,969,755
Net income	785,818	1,414,458	2,215,219
Some of these amounts have been adjusted in arriving at the zakat charge for the year.
The movement in zakat and income tax provision is as follows:

	2016	2015	2014
	SR 000	SR 000	SR 000
Zakat
January 1	18,667	27,757	26,278
Provision for the year	9,197	18,667	27,757
(Excess)/under provision for prior years	(7,257)	(1)	1,330
Payments during the year	(10,856)	(27,756)	(27,608)
December 31	9,751	18,667	27,757

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	SR 000	SR 000	SR 000
Income Tax
January 1	9,798	63,551	18,225
Provision for the year	78,583	141,445	222,060
(Excess)/under provision for the prior year	(1,290)	1,071	1,123
Payments during the year	(88,977)	(196,269)	(177,857)
December 31	(1,886)	9,798	63,551
The charge for the year for zakat and income tax is as follows:

	2016	2015	2014
	SR 000	SR 000	SR 000
Zakat for the current year	9,197	18,667	27,757
(Excess)/under provision for zakat for prior years	(7,257)	(1)	1,330
Income tax for the current year	78,583	141,445	222,060
(Excess)/under provision of income tax for prior years	(1,290)	1,071	1,123
Charged to retained earnings	79,233	161,182	252,270

Outstanding Assessments
Zakat and income tax assessments have been finalized with GAZT up to 2010.
During 2016, the GAZT issued final assessments for the years 2011 to 2013 with additional zakat and income tax amounting to SAR 0.6 million. The Company has paid these additional zakat and income tax to GAZT, subsequent to the year end.
The GAZT did not issue assessments for the year 2014 onwards as these years are in process by the GAZT.
Additional liabilities that may become payable in connection with zakat, income taxes, delay fines and costs related to the appeals will be borne by the partners of the Company.
17. General and Administrative Expenses

	2016	2015	2014
	SR 000	SR 000	SR 000
Employee benefits	10,621	8,310	11,189
Technology and innovation (note 18)	6,528	8,626	10,163
Depreciation	458	580	404
Other	3,560	3,178	3,331
	21,167	20,694	25,087
18. Related Party Transactions and Balances
Product sales are made to the Marketer. Receivable from related parties at December 31, 2016 and 2015 mainly represent receivables from the Marketer for the product sales made.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Certain feedstock material is purchased from the related parties. During 2016 such feedstock material purchased amounted to SR 23.1 million (2015: SR 9.1 million) (2014: SR 5.7 million).
Certain pre-marketing products are purchased from a related party. During 2016 such purchases amounted to SR 10.3 million (2015: Nil) (2014: Nil).
By-product sales are made to the related parties. During 2016 by-product sales amounted to SR 52.2 million (2015 : SR 68 million) (2014: SR 96.4 million).
All procurement services, including warehousing, transporting and arranging for delivery of materials related to the Company's spare parts, supplies and materials are provided by SABIC under the terms of the procurement services agreement entered between the Company and SABIC. Procurement services are provided by SABIC through the SSO. SABIC charged the Company SR 7.2 million in 2016 (2015: SR 6.8 million) (2014: SR 6 million) as procurement services fees.
Advances to the related parties included under other receivables and prepayments represent advances to SSO.
In addition to procurement services, SSO provides accounting, human resources, information technology, engineering, and other general services to the Company. The total amount charged in respect of these services was SR 31.9 million in 2016 (2015: SR 28.6 million) (2014: SR 28.7 million).
Certain technical and engineering services are obtained from a related party. During 2016 such services amounted to SR 14.2 million (2015: SR 20.1 million) (2014: SR 19.7 million).
SABIC Terminal Services Limited (Sabtank) provides shipping and material handling services to the Company. The total service fee charged by the related party in this respect amounted to SR 11.4 million in 2016 (2015: SR 9 million) (2014: SR 10.2 million).
The partners also provide the Company with certain required technical, research and development, administrative and other services in accordance with executed agreements. The Company has a Technology and Innovation Service agreement with SABIC, under which SABIC provides research and development services to the Company. The Company is required to pay an annual fee under the agreement, which is calculated at one percent of Methanol sales plus the lesser of US $1 million or one percent of MTBE sales. A summary of the amounts charged by the partners is as follows:

	2016	2015	2014
	SR 000	SR 000	SR 000
SABIC - for technology and innovation services	6,528	8,626	10,163
19. Operating Lease Arrangements

	2016	2015	2014
	SR 000	SR 000	SR 000
Charges under operating leases recognized as an expense during the year	12,546	9,124	5,901
Operating lease charges represent rentals payable for vehicles, properties, employee housing and land.
20. Employees' Saving Plan
The Company administers a saving plan covering substantially all of the Company's employees. Participating employees may elect to contribute 1 to 15 percent of their basic salary. The Company matches cumulative employee contributions at a rate which increases by 10 percent each year until completion of ten years of participation, at which time Company's cumulative contributions equal the employee's cumulative contributions. The Company's contributions to the saving plan are accrued monthly and are not funded.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Employees are always fully vested in their contribution. The employees are fully vested in the Company's accruals generally after one year of participation in the plan. Employees may withdraw their contribution at any time under certain conditions, and have the option to repay such withdrawals. All fully vested amounts are payable to the employees upon retirement or termination of participation in the plan. Upon completion of ten years participation in the plan, Saudi employees may elect to continue their participation or to collect all fully vested amounts and to rejoin the plan as if for the first time.
21. Risk Management
Financial instruments carried on the balance sheet principally include cash and cash equivalents, accounts receivable from related parties and other receivables, accounts payable and accrued and other current liabilities.
Credit Risk is the risk that one party will fail to discharge its obligation and will cause the other party to incur a financial loss. Receivables are generally from related parties. Cash is substantially placed with banks with sound credit ratings. Trade accounts receivable are carried net of provision for doubtful debts, if any.
Interest Rate Risk is the risk that the value of financial instruments will fluctuate due to changes in the market interest rates. The Company has no significant interest bearing long-term assets. The Company has long-term loan which has floating rate interest. Management continuously monitors the fluctuation in the interest rate risk.
Liquidity Risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Liquidity risk is managed by monitoring on a regular basis that sufficient funds are available to meet any future commitments.
Currency Risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Management monitors the fluctuations in currency exchange rates and manages their effect on the financial statements accordingly.
Fair Value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm's length transaction. As the Company's financial instruments are compiled under the historical cost convention, differences can arise between their book values and fair value estimates. Management believes that the fair value of the Company's financial assets and liabilities are not materially different from their carrying values.
22. Summary of Principal Differences Between Accounting Standards Issued by the Saudi Organization for Certified Public Accountants (Saudi GAAP) and Generally Accepted Accounting Principles in the United States (US GAAP)
The Company is a Saudi limited liability company registered in the Kingdom of Saudi Arabia and prepares its financial statements in accordance with Saudi GAAP. Saudi GAAP varies in certain respects from US GAAP. The material differences between accounting principles, practices and methods under Saudi GAAP and US GAAP and their effect on net income and partners' equity for the years ended December 31, 2016, 2015 and 2014 are presented below, with an explanation of the adjustments. There are no material effects on the balance sheets or the statements of cash flows under Saudi GAAP for the purposes of reconciliation to US GAAP. In addition, comprehensive income under Saudi GAAP is the same as net income.

(a)	Reconciliation of Net Income

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	SR 000	SR 000	SR 000
Net Income Under Saudi GAAP	785,818	1,414,458	2,215,219
Adjustments:
(i) Zakat and income tax	(79,233)	(161,182)	(252,270)
(ii) Deferred tax	2,205	4,577	12,310
(iii) Actuarial valuation adjustments for end of service indemnities	(31,811)	(26,559)	(15,396)
(iv) Pre-operating cost	(34,995)	(37,311)	(15,611)
(v) Other	(1,116)	(1,158)	405
Net Income Under US GAAP	640,868	1,192,825	1,944,657

(b)	Reconciliation of Partners' Equity

	2016	2015	2014
	SR 000	SR 000	SR 000
Partners' Equity Under Saudi GAAP	1,396,906	1,060,056	1,302,337
(ii) Deferred tax	41,335	39,130	34,553
(iii) Actuarial valuation adjustments for end of service indemnities	(90,905)	(152,864)	(136,183)
(iv) Pre-operating cost	(100,377)	(65,382)	(28,071)
(v) Other	(4,684)	(3,568)	(2,410)
Partners' Equity Under US GAAP	1,242,275	877,372	1,170,226

(c)	Summary of Reconciling Items to US GAAP

(i)	Zakat and Income Tax
Under Saudi GAAP, companies with both Saudi and foreign partners (commonly referred to as mixed companies) are required to present income tax and zakat as a separate line item in the statement of partners' equity. However, under US GAAP, income tax and zakat are viewed as expenses attributable to the Company's operations. Accordingly, income tax and zakat are recognized in the statements of income.

(ii)	Deferred Tax
The Company has not recognized deferred income tax under Saudi GAAP. Under US GAAP, deferred tax assets and deferred tax liabilities are recognized for future tax consequences of events, which have been recognized in an entity's financial statements or tax returns. The Company recognized deferred tax assets and liabilities for the portion of temporary differences subject to income tax, that is, the portion of the taxable income attributable to the foreign partner. Deferred tax assets and liabilities attributable to zakat, which are also considered as a tax based on income, are not material and, as such, have not been recorded.

(iii)	Actuarial Valuation Adjustment for End of Service Indemnities ("EOSI")
Under Saudi GAAP, the Company's EOSI obligations is calculated as the current amount of the aggregate vested benefits to which each employee is entitled, assuming each employee had left the Company at the balance sheet date. However, under US GAAP, EOSI is deemed to be a defined benefit plan, and requires recognition of a liability, known as projected benefit obligation, for the actuarial present value as of the balance sheet date of all benefits attributed by the benefit formula to employee services prior to that date. Since EOSI is unfunded, under US GAAP, a liability is recognized equal to the projected benefit obligation. Net periodic pension costs comprise

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

of service costs, interest costs, and gains and losses. In addition, gains or losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in other comprehensive income/loss as they arise, and subsequently amortized to income using the corridor approach.

(iv)	Pre-Operating Cost
Construction in progress (property, plant and equipment) includes certain pre-operating cost for POM plant which is capitalized under Saudi GAAP which should be expensed as incurred under US GAAP.

(v)	Other
Other adjustments include the impact on net income and partners' equity primarily for intangible assets capitalized under Saudi GAAP which should be expensed under US GAAP, interest-free loans to employees recorded at historical cost under Saudi GAAP that are recorded at amortized cost under US GAAP, and certain items of property, plant and equipment which are capitalized under Saudi GAAP which should be expensed as incurred under US GAAP.
23. Comparative Figures
Certain 2015 and 2014 figures have been reclassified to conform to the current year's presentation.
24. Approval of Financial Statements
These financial statements have been approved by the management on February 10, 2017.